Mail Stop 3720

March 8, 2007

Mr. Gary C. Butler
President and Chief Executive Officer
Automatic Data Processing, Inc.
2 Journal Square Plaza
Jersey City, NJ 07306

> **Re:** **Broadridge Financial Services, LLC**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed March 2, 2007**
> **File No. 1-33220**

Dear Mr. Butler:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Exhibit 99.1 Information Statement

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 42

Risks Relating to our Business, page 43

1. We note your revisions in response to our prior comments two and three. For each client, please disclose the amount of revenue generated in fiscal 2006 and for the six months ended December 31, 2006 for proxy distribution and related services and whether you expect to provide these clients proxy distribution and related services on an ongoing basis. With respect to the client that was acquired, clarify whether the acquiror is an existing client or a new client.

*　　*　　*　　*

Please amend your Form 10 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accounting Branch Chief, at (202) 551-3828, if you have any questions regarding comments on the financial statements and related matters. Please contact William Bennett, Staff Attorney, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc:　　*Via facsimile*
　　　Raphael M. Russo
　　　Paul, Weiss, Rifkind, Wharton & Garrison LLP
　　　Fax (212) 373-2077